

21004637

SEC
Mail Processing
Section

AUG 27 2021

Washington DC
415

# ANNUAL AUDITED REPORT
# ~~FORM X-17A-5~~
# PART III

OMB APPROVAL

| | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
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SEC FILE NUMBER

8-69816

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 AND ENDING 06/30/2021
                                  MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHELOUS PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Floor 21

(No. and Street)

| NEW YORK | NY | 10021 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SAUNDERS                                              (212)-660-7248

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANTS

(Name – if individual, state last, first, middle name)

| 9221 CORBIN AVE., SUITE 165 | NORTHRIDGE | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, MARK SAUNDERS _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ACHELOUS PARTNERS LLC _____, as
of JUNE 30 _____, 20 21 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

ELIZABETH M. ATTANASIO
NOTARY PUBLIC OF NEW JERSEY
Commission # 50144117
My Commission Expires 11/23/2025

_____
Signature

MANAGING MEMBER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ACHELOUS PARTNERS, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2021

**ACHELOUS PARTNERS, LLC**
**JUNE 30, 2021**

Table of Contents



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Achelous Partners, LLC:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Achelous Partners, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 20, 2021

ACHELOUS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 1,860,473 |
| Accounts receivable | | 22,500 |
| Fixed assets, net | | 22,259 |
| Prepaid expenses | | 16,764 |
| Other assets | | 694 |
| Related party receivable | | 50 |
| **TOTAL ASSETS** | $ | 1,922,740 |

**LIABILITIES AND MEMBERS' EQUITY**

**LIABILITIES:**

| | | |
|---|---|---:|
| Contract liabilities | $ | 30,200 |
| Accrued expenses and other liabilities | | 11,694 |
| **TOTAL LIABILITIES** | | 41,894 |

**COMMITMENTS AND CONTINGENCIES**

| | | |
|---|---|---:|
| **MEMBERS' EQUITY** | | 1,880,846 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 1,922,740 |

See accompanying notes to financial statement

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Achelous Partners, LLC (the "Company") was formed as a limited liability company in Delaware on March 22, 2002 originally as Global Markets Capital Group LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice. The Company's clients are both public and private entities and are most notably involved in the origination and execution of crossborder transactions.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

### Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at June 30, 2021.

### Revenue and Expense Recognition

*Mergers and Acquisition Advisory Fees*

The Company engages in mergers and acquisitions advisory services for business entities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing advisory services. The other way the Company can earn fees is upon the success of a merger and acquisition. Revenue from ongoing advisory services is recognized as services are provided. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date. The closing date is also the appropriate time for recognition because it is the date when collection is reasonably assured and when the amount of revenue is known or is sufficiently estimable. As of June 30, 2021 there were no deferred expenses related to any open contracts; if an engagement is ended without a success fee, related costs are charged to expense at that point in time.

*Receivables and Contract Balances*

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balance as of the year ended June 30, 2021 was $22,500.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition, as of June 30, 2021 the contract asset balances were $0.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):**

**Revenue and Expense Recognition (Continued)**

*Receivables and Contract Balances (Continued)*

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied, as of June 30, 2021 the contract liabilities balances were $ 30,200.

*Significant Judgment*

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Property and Equipment*

Poperty and equipment are stated at cost and the Company uses the striaght-line method for calculating depreciation expense. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

**Income Taxes**

The Company is organized as a limited liability company that is treated as a partnership for tax purposes. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal taxes has been reflected in the accompanying financial statements. The Company is subject to the New York City unincorporated business tax and the California Franchise taxes.

**Use of Estimates**

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

**NOTE 3 – NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $1,785,543 which was $1,780,543 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.023 to 1.

ACHELOUS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2021

## NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

### Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2021, the amount in excess of insured limits of $250,000 was $1,610,473.

### Revenue

During the year ended June 30, 2021, approximately 69% of the Company's revenue was from four customers.

## NOTE 5 - PROPERTY AND EQUIPMENT

Property and Equipment, net, are recorded net of accumulated depreciation and summarized by major classifications as follows:

|  |  | Useful Life |
|---|---|---|
| Furniture and office equiptment | $ 24,624 | 5-7 years |
| Subtotal | 24,624 | |
| Less: Accumulated depreciation | (2,365) | |
| Total fixed assets, net of accumulated depreciation | $ 22,259 | |

Depreciation expense for the year ended June 30, 2021 was $2,365.

## NOTE 6 – OCCUPANCY:

The Company has an operating lease for the office not subject to ASC 842. according to the short-term lease exemption. The Company subleases its facility on a month-to-month basis at the rate of $3,000 per month. Rent expense for the year ended June 30, 2021 was $36,000.

## NOTE 7 – RELATED PARTY TRANSACTIONS:

The Company pays an affiliate, related by common ownership, fees for consulting services. Fees incurred for the year ended June 30, 2021 were $180,000.

## NOTE 8 – 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan ("the Plan"). The Plan is for the benefit of all eligible employees with no minimum age or service requirement. The employees may make voluntary contributions to the Plan while the employer makes contributions equal to 100% of the first 3% of the participant's compensation which is deferred as an elective deferral and an additional 50% is contributed on the next 2%. Matching contributions are determined each payroll period. Employer contributions for the year ended June 30, 2021 were $20,989.

**NOTE 9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**NOTE 10 – GUARANTEES:**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at June 30, 2021, or during the year then ended.

**NOTE 11 – COMMITMENTS AND CONTINGENCIES:**

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2021, or during the period then ended.

**NOTE 12 – SBA PPP LOAN PAYABLE:**

The Company had incurred indebtedness under the CARES Act which was subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed a loan document under the SBA Paycheck Protection Program of the CARES Act on March 27,2020, and received the loan proceeds of $33,902.92 on April 22, 2020. The loan had a 1% fixed annual interest rate. There were no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, was dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. The Company applied for and was granted forgiveness for the loan in the amount of $33,902.92 on January 22, 2021.

**NOTE 13 - COVID 19 IMPACT**

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**NOTE 14 – SUBSEQUENT EVENTS:**

The company has evaluated events and transactions that occurred through the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements. There were none.